SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                  CAMERON FINANCIAL CORPORATION
                ----------------------------------
                         (Name of Issuer)

             Common Stock, $.01 par value per share
        ------------------------------------------------
                 (Title of Class of Securities)


                            133425 10 8
                      ---------------------
                          (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 Pages

CUSIP NO. 133425 10 8                           PAGE 2 OF 5 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cameron Financial Corporation
    Employee Stock Ownership Trust
    IRS ID No. 37-1339835

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /     (B) / /

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri

                       5   SOLE VOTING POWER

                           158,968
  Number of shares
 beneficially owned    6   SHARED VOTING POWER
  by each reporting
     person with           81,818

7   SOLE DISPOSITIVE POWER

240,786

8   SHARES DISPOSITIVE POWER

    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    240,786

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*    / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   9.4% of 2,564,405 shares of Common Stock outstanding as of December 31, 1997.

12 TYPE IN REPORTING PERSON*

   EP

CUSIP NO. 133425 10 8                           PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:

            Cameron Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1304 N Walnut Street
            Cameron, Missouri  64429

Item 2(a).  Name of Person Filing:

            Cameron Financial Corporation
            Employee Stock Ownership Trust
            Trustee: First Bankers Trust Company, N.A.

Item 2(b).  Address of Principal Business Office:

            Broadway at 12th Street
            Quincy, Illinois  62305

Item 2(c).  Citizenship or Place of Organization:

            Missouri

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            133425 10 8

Item 3.     Statement is Filed Pursuant To Rule 13d-1(b):

            This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
            Retirement Income Security Act of 1974; see
            13d-1(b)(1)(ii)(F).

Item 4.     Ownership:

            As of December 31, 1997, the reporting person beneficially owned 240,786 shares of the Issuer. This number of shares represents 9.4% of the common stock, par value $.01 per share, of the Issuer, based upon 2,564,405 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 158,968 shares and shared power to vote or to direct the vote of 81,818 shares. The reporting person has sole power to dispose or to direct the disposition of 240,786 shares of common stock.

CUSIP NO. 133425 10 8                           PAGE 4 OF 5 PAGES

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person:

            Not applicable

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the
            Group:

            The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement
            Income Security Act of 1974.

Item 9.     Notice of  Dissolution of Group:

            Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 133425 10 8                           PAGE 5 OF 5 PAGES

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 1998   First Bankers Trust Company, N.A., as
                          Trustee for the Cameron Financial
                          Corporation Employee Stock
                          Ownership Trust


                          /s/ Carmen Walch
                          ---------------------------------------
                          Carmen Walch
                          Trust Officer